Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-132111, 333-132110, and 333-131434 on Form S-8 of our reports dated March 16, 2007, relating to the consolidated financial statements and financial statement schedule of UAL Corporation (which report expresses an unqualified opinion and includes explanatory paragraphs relating to Company’s emergence from bankruptcy, and changes in accounting for share based payments, and the method of accounting for and the disclosures regarding pensions and postretirement benefits) and our report on internal control over financial reporting dated March 16, 2007 (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of the material weakness), appearing in this Annual Report on Form 10-K of UAL Corporation for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP
Chicago, Illinois
March 16, 2007